Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

May 9 2013

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:	Aquila Funds Trust
Post-Effective Amendment No. 28 to Registration Statement on Form N-1A
(File Nos. 2-79722 and 811-3578)

Ladies and Gentlemen:

On behalf of Aquila Funds Trust, a Massachusetts business trust (the “Registrant”), we are hereby filing Post-Effective Amendment No. 30 to the registration statement on Form N-1A for the Registrant (the “Amendment”) under the Securities Act of 1933, as amended (the “1933 Act”), relating to Aquila Three Peaks Opportunity Growth Fund (the “Fund”), a new series of the Registrant.

The Amendment is being filed pursuant to Rule 485(a) under the 1933 Act for the purpose of establishing shares of the Fund, and is to be effective on the 75th day after the filing hereof.

Please call the undersigned at (617) 951-8458 or Toby R. Serkin at (617) 951-8760 with any comments or questions relating to the filing.

Sincerely,

/s/ Jeremy B. Kantrowitz

Jeremy B. Kantrowitz